UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company)

HUTTIG BUILDING PRODUCTS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Philip Keipp

Vice President and Chief Financial Officer

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, Missouri 63141

(314) 216-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig A. Roeder

Piotr Korzynski

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Huttig Building Products, Inc., a Delaware corporation, with the Securities and Exchange Commission (the “SEC”) on March 29, 2022, relating to the tender offer (the “Offer”) by HBP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly- owned subsidiary of Woodgrain Inc., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), at a purchase price of $10.70 per Share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on March 28, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(D)	Communication to Huttig management employees dated March 29, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hutting Building Products, Inc.

By:	/s/ Philip W. Keipp
Name: Philip W. Keipp
Title: Vice President and Chief Financial Officer

Dated: March 29, 2022

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